SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  BRYLANE INC.
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                                (Name of Issuer)
                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)
                                   117661 10 8
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                                 (CUSIP Number)
                               DAVID A. KATZ, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                  APRIL 3, 1998
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                Page 1 of 9 Pages

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 CUSIP NO. 117661 10 8          13D           PAGE 2 OF 9 PAGES
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1     NAME OF REPORTING PERSON
      PINAULT - PRINTEMPS - REDOUTE S.A.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a)   / /
                                                         (b)   /x/

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*
      BK

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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                       /  /

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      FRANCE

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                          7     SOLE VOTING POWER
      NUMBER OF                 8,010,917 (SEE ITEM 5)
      SHARES              -------------------------------------------
      BENEFICIALLY        8     SHARED VOTING POWER
      OWNED BY                  -0-
      EACH                -------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
      PERSON                    8,010,917 (SEE ITEM 5)
      WITH                -------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,010,917 (SEE ITEM 5)

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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                      /  /
                                                           ---

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.7% (SEE ITEM 5)

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14    TYPE OF PERSON REPORTING*
      CO

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               *SEE INSTRUCTIONS BEFORE FILLING OUT



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ITEM 1.    SECURITY AND ISSUER.

           This Statement relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Brylane Inc., a Delaware corporation ("Brylane"). The principal executive offices of Brylane are located at 463 Seventh Avenue, 21st Floor, New York, New York 10018.

ITEM 2.    IDENTITY AND BACKGROUND.

           (a), (b), (c) and (f). The name of the person filing this statement is Pinault-Printemps-Redoute S.A., a societe anonyme organized and existing under the laws of the Republic of France ("PPR"). PPR is filing this statement on behalf of itself and its wholly owned subsidiaries (i) La Redoute, a societe anonyme organized and existing under the laws of the Republic of France and a wholly owned, direct subsidiary of PPR ("La Redoute") and (ii) REDAM LLC, a limited liability company organized and existing under the laws of the State of Delaware and a wholly owned, direct subsidiary of La Redoute ("REDAM"). REDAM is the holder of record of the Common Stock beneficially owned by PPR.

           Approximately 40.5% of the capital stock and 56.2% of the voting rights, respectively, of PPR are owned by Artemis S.A., a a societe anonyme organized and existing under the laws of the Republic of France ("Artemis"). Approximately 76.4% of the voting stock of Artemis is owned by S.C.A. Financiere Pinault, a societe en commandite par actions organized and existing under the laws of the Republic of France ("SFP"). Mr. Francois Pinault, the Vice President of the Supervisory Board of PPR, is the general partner of SFP, and approximately 55.9% of the interests in SFP are owned by Mr. Pinault and certain members of his family.

           The principal business address of PPR is 18 Place Henri Bergson, 75381 Paris, France. The principal business address of La Redoute S.A. is 110, rue de Blanchemaille, 59051 Roubaix, France. The principal business address of REDAM is c/o La Redoute S.A., 110, rue de Blanchemaille, 59051 Roubaix, France. The principal business address of SFP, Artemis and Mr. Pinault is 5, Boulevard de Latour Maubourg, 75007 Paris, France. PPR, through its subsidiaries, is principally engaged in the following businesses: distribution of electrical components and industrial supplies; the distribution of furniture, office products, leisure products and home equipment; department stores and mail order of retail products through various catalogues; and financial services in connection with group businesses. PPR is also a holding company for a variety of industrial and commercial companies in Africa and the French overseas territories, as well as for certain trading companies in Europe.

           Exhibit 1 sets forth with respect to each executive officer and director of each of SFP, Artemis, PPR and REDAM such person's name, business address and principal employment, the name and address of any business corporation or other organization in which such employment is conducted and such person's citizenship.

           (d) and (e) None of SFP, Artemis, PPR, REDAM or Mr. Pinault and none of the persons named in Exhibit 1 as an executive officer or director of any of SFP, Artemis, PPR and REDAM has been convicted in a criminal proceeding during the last five years; nor has any of

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

said parties been a party to a civil proceeding of a court of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           On April 3, 1998, pursuant to a Stock Purchase Agreement (the "FS Stock Purchase Agreement"), dated as of February 19, 1998, by and among PPR, FS Equity Partners II, L.P., FS Equity Partners III, L.P. and FS Equity Partners International, L.P. (collectively, the "FS Entities"), the FS Entities sold and REDAM, as assignee of PPR under the FS Stock Purchase Agreement, purchased 4,389,294 shares of Common Stock (such shares of Common Stock, the "FS Shares").

           On April 3, 1998, pursuant to a Stock Purchase Agreement (the "M&P Stock Purchase Agreement" and, together with the FS Stock Purchase Agreement and the Tag-Along Stock Purchase Agreements (as defined below), the "Stock Purchase Agreements"), dated as of February 19, 1998, by and between PPR and M&P Distributing Co. ("M&P"), M&P sold and REDAM, as assignee of PPR under the M&P Stock Purchase Agreement, purchased 2,573,762 shares of Common Stock (such shares of Common Stock, the "MP Shares").

           In addition, at the time of the closings under the Stock Purchase Agreements, REDAM purchased an aggregate 533,109 additional shares of Common Stock (the "Management Shares") from certain members of management. In addition, REDAM purchased an aggregate of 514,752 shares of Common Stock from two other stockholders (the "Tag-Along Stockholders") of Brylane who were parties to a Stockholders Agreement, dated as of February 26, 1997 (collectively, the "Other Shares," and together with the Management Shares, the MP Shares and the FS Shares, the "Shares").

           The aggregate purchase price for the Shares paid to the FS Entities, M&P, the Tag-Along Stockholders and certain members of management was in the aggregate $408,556,767. These funds were obtained by REDAM as a capital contribution from La Redoute, which borrowed such funds from PPR, which obtained such funds from a drawdown on an existing line of credit with Banque Nationale de Paris, Natexis, Union European du Credit Industriel et Commercial, Credit Commercial de France, Credit du Nord and Credit Mutuel.

           A copy of each of the FS Stock Purchase Agreement, the M&P Stock Purchase Agreement and the two Stock Purchase Agreements, each dated as of April 3, 1998, between PPR and the Tag-Along Stockholders (the "Tag-Along Stock Purchase Agreements") are attached hereto as Exhibits 2, 3, 4 and 5 respectively, and are specifically incorporated herein by reference, and the descriptions herein of such agreements and the Exhibits thereto are qualified in their respective entireties by reference to such agreements.

ITEM 4.    PURPOSE OF TRANSACTION.

           The purchase of the Shares is for the purpose of ownership and not with a view to or for sale in connection with any distribution thereof. PPR and REDAM have no present

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

intention or plan to effect any distribution of the Shares. PPR acquired the Shares in order to acquire a significant equity interest in Brylane, certain of whose businesses are similar to businesses owned by PPR.

           As described under Item 3, pursuant to the Stock Purchase Agreements, REDAM purchased the aggregate 8,010,917 Shares at a price of $51.00 per Share on April 3, 1998.

           As contemplated by the FS Stock Purchase Agreement and the M&P Stock Purchase Agreement, PPR and Brylane entered into a Governance Agreement, dated as of April 3, 1998 (the "Governance Agreement") at the time of the purchase of the Shares. The Governance Agreement is filed as Exhibit 6 hereto, is incorporated herein by reference, and the following description of such agreement is qualified in its entirety by reference to such Exhibit.

           Pursuant to the Governance Agreement, during a standstill period of three years (which period is subject to early termination in certain circumstance set forth in the Governance Agreement), PPR and its affiliates are subject to certain limitations and restrictions relating to (x) solicitations or public proposals to effect a merger or other business combination or sale of all or substantially all of the assets of Brylane and (y) acquisitions of additional shares of Common Stock limited to approximately 47.5% of the outstanding shares of Common Stock. In addition, under the Governance Agreement, (i) Brylane is required to use its best efforts to have the Board of Directors of Brylane (the "Board") include up to five nominees of PPR in the slate of nominees presented by the Board for election at each stockholder meeting at which directors are to be elected (the "PPR Directors"), subject to the resignation of specified numbers of PPR Directors in the event ownership of Common Stock by PPR or its affiliates falls below certain thresholds set forth in the Governance Agreement;
(ii) PPR and Brylane are required to use their best efforts to assure that the Board will include (a) at least three directors who are independent of PPR, Freeman Spogli & Co., The Limited, Inc. and Brylane's management (the "Independent Directors") and (b) Brylane's chief executive officer; (iii) PPR has specified representation on the committees of the Board; and (iv) until the first anniversary of the Governance Agreement, certain specified officers of Brylane may not be terminated without cause unless two-thirds of the directors then in office approve such termination.

           In addition, pursuant to the Governance Agreement, PPR has agreed that, as long as at least two-ninths or an equivalent proportion of the directors are PPR Directors, (i) any transaction with PPR or its affiliates must be on arm's-length terms and approved by a majority of the Independent Directors; (ii) any amendment, repeal or other modification of the Governance Agreement or any other agreement or instrument of Brylane, including Brylane's charter or bylaws, which would have the effect of altering the terms of the Governance Agreement in any manner adverse to the stockholders of Brylane (other than PPR) must be approved by a majority of the Independent Directors; (iii) dispositions of any assets of the Brylane or any business combination, spin-off or other transaction pursuant to which PPR would receive consideration different from that received by other holders of Common Stock must be approved by a majority of the Independent Directors; and (iv) any corporate opportunity (merger or acquisition) relating to the United States mail order business which PPR or its affiliates receives must first be presented to and considered by Brylane. If, within 20 days of being

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

presented with an opportunity described in clause (iv) of the preceding sentence, Brylane chooses not to pursue such opportunity or Brylane chooses to pursue such opportunity and fails to consummate a transaction with respect to such opportunity within 45 days of being presented with the opportunity, PPR and/or its affiliates may pursue such opportunity. In addition, if any PPR business that is primarily mail order desires to enter the United States mail order business, then Brylane will be offered a right of first refusal with respect to such business in the United States. If, within 20 days of being presented with such opportunity, Brylane chooses not to pursue such opportunity or Brylane chooses to pursue such opportunity and fails to consummate a transaction with respect to such opportunity within 45 days of being presented with the opportunity, PPR and/or its affiliates may pursue such opportunity. PPR will not interfere with any merger or acquisition opportunities that Brylane receives on its own (other than through participating in any decision made by the Board).

           Pursuant to the FS Stock Purchase Agreement and the M&P Stock Purchase Agreement, five nominees of PPR were elected as directors of Brylane on April 3, 1998 to serve until Brylane's next annual meeting and until their successors are duly elected and qualified. The five individuals elected as directors are Serge Weinberg, President and Chief Executive Officer of PPR; Hartmut Kramer, Chairman and Chief Executive Officer of La Redoute, Richard Simonin, Chairman and Chief Executive Officer of Redoute France; Antoine Metzger, Chief Financial Officer of La Redoute; and Johannes Loning, Vice-President in charge of Corporate Development of La Redoute.

           Concurently, with the purchase of the Shares, Brylane and PPR entered into a registration rights agreement, dated as of April 3, 1998 (the "Registration Rights Agreement"), pursuant to which Brylane has granted PPR certain registration rights to facilitate the resale of the Shares under certain conditions. Under the Registration Rights Agreement, PPR and its affiliates are entitled to two demand registrations. Such agreement is filed as Exhibit 7 hereto, is incorporated herein by reference, and the description herein of such agreement is qualified in its entirety by reference to such agreement

           Except as set forth in this Item 4, PPR presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           As of April 3, 1998, PPR may be deemed to beneficially own 8,010,917 Shares because of REDAM's acquisition of the Shares. Based upon the 18,329,948 shares of Common Stock which Brylane has informed PPR are outstanding as of April 3, 1998, PPR beneficially owns approximately 43.7% of the Common Stock.

           Except as set forth in this Item 5, to the best knowledge and belief of PPR, no transactions involving Common Stock have been effected during the past 60 days by PPR or by its directors, executive officers or controlling persons.

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

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           As described above in Items 3 and 4, the Stock Purchase Agreements, the Governance Agreement and the Registration Rights Agreement provide for various rights and restrictions with respect to Brylane's Common Stock.

           A copy of each of the Stock Purchase Agreements, the Governance Agreement and the Registration Rights Agreement are attached hereto as Exhibits 2, 3, 4, 5, 6 and 7, respectively, and are incorporated herein by reference, and the description herein of such agreements are qualified in their respective entireties by reference to such agreements.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           The following Exhibits are filed as part of this Schedule 13D:

Exhibit 1 -    Name, Business Address, and Present Principal
               Occupation of Each Executive Officer and Director of
               S.C.A. Financiere Pinault, Artemis S.A.,
               Pinault-Printemps-Redoute S.A. and REDAM, LLC

Exhibit 2 -    Stock Purchase Agreement, dated as of February 19,
               1988, by and among FS Equity Partners II, L.P., FS
               Equity Partners III, L.P., and FS Partners
               International, L.P. and Pinault Printemps-Redoute,
               S.A. (incorporated by reference to Exhibit 99.1 of Brylane's Current Report on Form 8-K filed with the
               Securities and Exchange Commission on March 4, 1998).

Exhibit 3 -    Stock Purchase Agreement, dated as of February 19,
               1988, by and between M&P Distributing Co. and Pinault Printemps-Redoute, S.A. (incorporated by reference to Exhibit 99.2 of Brylane's Current
               Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 1998).

Exhibit 4 Stock Purchase Agreement, dated as of April 3, 1988, by and between Leeway & Co. and Pinault
               Printemps-Redoute, S.A.

Exhibit 5 Stock Purchase Agreement, dated as of April 3, 1988, by and between Bell Atlantic Master Trust and Pinault Printemps-Redoute, S.A.

Exhibit 6 Governance Agreement, dated as of April 3, 1998, by and between Brylane, Inc. and Pinault
               Printemps-Redoute, S.A.

Exhibit 7 Registration Rights Agreement, dated as of April 3, 1998, by and between Brylane, Inc. and Pinault
               Printemps-Redoute, S.A.


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


                             SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

                               PINAULT-PRINTEMPS-REDOUTE, S.A.



                               By:  /s/ Serge Weinberg
                                  Name: Serge Weinberg
                                  Title:Chairman and Chief Executive Officer



April 13, 1998

                           EXHIBIT INDEX

                                                                      SEQUENTIAL
   EXHIBIT                 DESCRIPTION                       PAGE NO.

 Exhibit 1 -   Name, Business Address, and Present
               Principal Occupation of Each Executive
               Officer and Director of S.C.A. Financiere
               Pinault, Artemis S.A.,
               Pinault-Printemps-Redoute S.A. and REDAM,
               LLC.

 Exhibit 2 -   Stock Purchase Agreement, dated as of
               February 19, 1988, by and among FS Equity
               Partners II, L.P., FS Equity Partners
               III, L.P., and FS Partners International,
               L.P. and Pinault Printemps-Redoute, S.A.
               (incorporated by reference to Exhibit
               99.1 of Brylane's Current Report on Form
               8-K filed with the Securities and
               Exchange Commission on March 4, 1998).

  Exhibit 3    Stock Purchase Agreement, dated as of
               February 19, 1988, by and M&P
               Distributing Co. and Pinault
               Printemps-Redoute, S.A. (incorporated by reference to Exhibit 99.2 of Brylane's
               Current Report on Form 8-K filed with the Securities and Exchange Commission on
               March 4, 1998).

  Exhibit 4    Stock Purchase Agreement, dated as of April
               3, 1988, by and between Leeway & Co. and
               Pinault Printemps-Redoute, S.A.

  Exhibit 5 Stock Purchase Agreement, dated as of April 3, 1988, by and between Bell Atlantic Master Trust and Pinault Printemps-Redoute, S.A.

  Exhibit 6    Governance Agreement, dated as of April
               3, 1998, by and between Brylane, Inc. and Pinault Printemps-Redoute, S.A.

  Exhibit 7    Registration Rights Agreement, dated as
               of April 3, 1998, by and between Brylane, Inc. and Pinault Printemps-Redoute, S.A.




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